
07004675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, D.C.
213
SECTION

SEC FILE NUMBER
8-47647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tremont Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center at Rye 555 Theodore Fremd Ave.
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica Vertz, Financial and Operations Principal 914-925-1140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Jessica Vertz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tremont Securities Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA MORRIS
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01MO6045832
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 07-31-20 10



Signature

Financial and Operations Principal

Title

Linda Morris

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREMONT SECURITIES, INC.

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
Tremont Securities, Inc.

We have audited the accompanying statement of financial condition of Tremont Securities, Inc. (the Company) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tremont Securities, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2007

TREMONT SECURITIES, INC.

Statement of Financial Condition

December 31, 2006

Assets

Cash	$	632,078
Private placement fees receivable, net of $2,100 allowance for bad debts		74,652
Investment securities (Cost-$16,300)		40,027
Due from Parent		34,265
Income taxes receivable from Parent		161,911
Other assets		10,611
Total assets	$	953,544

Liabilities and Shareholder's Equity

Liabilities:		
Accrued expenses	$	15,683
Deferred tax liability		8,140
Total liabilities		23,823
Shareholder's equity:		
Common stock, no par value. Authorized, issued and outstanding 200 shares		20,000
Additional paid-in-capital		150,000
Retained earnings		759,721
Total shareholder's equity		929,721
Total liabilities and shareholder's equity	$	953,544

See accompanying notes to statement of financial condition.

TREMONT SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2006

(1) General Information and Significant Accounting Policies

Tremont Securities, Inc. (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of Tremont Group Holdings, Inc. (formerly known as Tremont Capital Management, Inc.) (the Parent). The ultimate parent of Tremont Group Holdings, Inc. is MassMutual Holdings, LLC.

The Company acts as an introducing broker for security transactions initiated by its Parent and other affiliated and nonaffiliated entities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these transactions in the event of nonperformance by its customers. This exposure is reduced by the clearing broker's policy of obtaining and maintaining adequate collateral until transactions are completed.

The Company also acts as a private placement agent for certain nonaffiliated limited partnerships (Partnerships). The Company receives a percentage of the management fee and, if applicable, a percentage of the special allocation paid by the Partnerships to the General Partners for interests introduced to the Partnerships by the Company. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The investment securities consist of 1,300 shares of common stock of The Nasdaq Stock Market, Inc. and are carried at market value based on quoted market prices.

(2) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2006, the Company had net capital of $639,165, which was $634,165 in excess of the required minimum capital of $5,000 and its ratio of aggregate indebtedness to net capital was .04 to 1.0.

In accordance with the Company's agreement with a third party broker-dealer for securities clearance services (the Agreement), the Company is required to maintain net capital equal to the greater of the amount required by Rule 15c3-1 or $150,000. In addition, the Company is required to notify the clearing broker-dealer when its aggregate indebtedness ratio reaches or exceeds 10 to 1 or if the Company elects to operate under paragraph (a)(1)(ii) of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, when the Company's net capital is less than the greater of $150,000 or 5% of aggregate indebtedness computed in accordance with Rule 15c3-1. The Parent has entered into a continuing guarantee with the clearing broker-dealer covering all obligations of the Company incurred and arising pursuant to the terms

of the Agreement. This guarantee is limited to the difference between the net capital as computed under Rule 15c3-1 and $150,000, for so long as the Company's net capital is less than $150,000, if applicable.

(3) Related Party Transactions

Pursuant to an Administrative Services Agreement dated as of January 1, 2003, the Parent provides various administrative and support services (including use of trademarks) to the Company. In consideration for such services, the Company pays an administrative services fee equal to the costs, which are directly or indirectly incurred with respect to such services.

Due from Parent is primarily composed of the net intercompany receivables and payables with the Parent relating to expenses allocated to the Company and incurred by the Parent on behalf of the Company.

(4) Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the Parties). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. As of December 31, 2006, $161,911 was receivable from MassMutual through the Parent for consolidated federal income taxes.

The Company accounts for income taxes and related accounts under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis difference reverses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2006 are as follows:

Deferred tax assets:		
Allowance for bad debt	$	790
Total deferred tax assets		790
Deferred tax liabilities:		
Cumulative unrealized gain on investments		8,930
Total deferred tax liabilities		8,930
Net deferred taxes	$	(8,140)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. Based upon its projections as of December 31, 2006, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The United States Internal Revenue Service (IRS) has completed its examination of the Mass Mutual consolidated group's income tax returns through the year 2000 and is currently examining the years 2001 through 2003. Management believes adjustments, which may result from such examinations, will not materially affect the Company's financial position.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertain Tax Positions*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in enterprise financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and is effective January 1, 2007. The Company is in the process of quantifying the impact of this interpretation.

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Tremont Securities, Inc.

In planning and performing our audit of the financial statements of Tremont Securities, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END